EXHIBIT 99.1

25 January 2016, 7.30 AM CET

Regulated information

Transparency notification - Gilead Sciences, Inc. holds 14.75% of Galapagos shares

Mechelen, Belgium; 25 January 2016 - Transparency notification to Galapagos NV (Euronext & NASDAQ: GLPG) - Gilead Sciences, Inc. (NASDAQ: GILD) crosses a 10% threshold of Galapagos' voting rights, to a 14.75% shareholding in Galapagos.

Pursuant to Belgian transparency legislation[1], Galapagos NV ("Galapagos") and Gilead Sciences, Inc. ("Gilead") have filed a joint transparency notification on 22 January 2016.  The transparency notification announces that Gilead, as a result of its entirely-controlled subsidiary Gilead Biopharmaceutics Ireland Unlimited Company subscribing to a capital increase and thus receiving 6,760,701 new Galapagos shares on 19 January 2016, indirectly holds 14.75% of the current 45,837,043 outstanding Galapagos shares.  Gilead therefore crossed a 10% threshold of Galapagos' voting rights on 19 January 2016.  Furthermore, Galapagos and Gilead are acting in concert as a result of standstill and lock-up provisions with respect to Galapagos shares held by Gilead contained in their global collaboration agreement for the development and commercialization of the JAK1-selective inhibitor filgotinib.  The full transparency notice is available for viewing on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our pipeline comprises three Phase 2, four Phase 1, five pre-clinical, and 20 discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world.  Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

Galapagos Contacts
Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
+1 781 460 1784	+31 6 53 591 999
ir@glpg.com	communications@glpg.com

Galapagos Forward-Looking Statements
This release may contain forward-looking statements. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in the company's Securities and Exchange Commission filing and reports, including in the company's prospectus filed with the Securities and Exchange Commission on May 14, 2015 and subsequent filings and reports filed by the company with the Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

________________________________________
[1] Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market

Transparancy notification - Gilead holds 14,75% Galapagos shares: http://hugin.info/133350/R/1980910/725708.pdf